Alliance California Municipal Income Fund, Inc.	Exhibit 77C
811-10575


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance California Municipal Income Fund, Inc (ACMIF) was held on March 24, 2005. A description of each proposal and number of shares voted at the meeting are as follows:

To elect four Directors of ACMIF for a term of two or three years and until his or her successor is duly elected and qualifies.
Class One Nominee (term expires 2007): Michael J. Downey, 8,349,018 shares voted for, 54,584 shares withheld.
Class Two Nominees (terms expire 2008): William H. Foulk, Jr., 8,341,751 shares voted for, 61,852 shares withheld. David H. Dievler, 8,335,649 shares voted for, 67,954 shares withheld.